UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER  THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30540
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GIGAMEDIA LIMITED

8th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, R.O.C.
Tel: 886-2-2656-8000; Fax: 886-2-2656-8003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-119616, 333-142963, 333-148663, 333-160535 and 333-168123) of GigaMedia Limited (“GigaMedia”).

Capitalized terms used in this report but not defined have the meanings set out in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010 (the “2009 Annual Report”).

Further information regarding GigaMedia’s dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN

Further to our report on Form 6-K dated November 15, 2010, GigaMedia hereby provides additional information regarding its dispute with Jim Ji Wang (“Wang Ji”).

As a result of dispute with Wang Ji, GigaMedia has been prevented from obtaining and currently does not have access to the financial information of T2 Technology and its VIEs.  The dispute has resulted in a delay in the reporting of our financial results as of and for the three months ended September 30, 2010, and could result in delays in our financial reporting in future periods.  Furthermore, unless GigaMedia is able to regain control and obtain the financial information necessary to report the financial results of its online games business in the PRC in its consolidated financial statements, we expect to deconsolidate GigaMedia’s online games business in the PRC with effect from July 1, 2010.  Management is currently considering whether an impairment or write-off of GigaMedia’s investment in and advances to the entities held by T2CN is necessary as of September 30, 2010.  As of September 30, 2010, GigaMedia’s total investment at risk is approximately US$25.5 million, which includes advances to the entities held by T2CN of approximately US$1.4 million.

Presented below is certain additional financial information about our online games business in the PRC as of and for the six months ended June 30, 2010:

•
GigaMedia's revenues attributable to its online games business in the PRC totaled approximately US$10 million, which represented approximately 20% of GigaMedia's total consolidated revenues for the six months ended June 30, 2010.

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GigaMedia’s proportionate share of the total assets of the entities held by T2CN was approximately US$32 million, which represented approximately 11% of GigaMedia’s total consolidated assets as of June 30, 2010.

•
GigaMedia’s equity in the income from continuing operations before income taxes of the entities held by T2CN (exclusive of amounts attributable to the non-controlling interest) was approximately US$0.6 million, which represented approximately 1% of GigaMedia’s total income from continuing operations before income taxes for the six months ended June 30, 2010.

Forward looking statements

The statements included above and elsewhere in this document that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors, in addition to those discussed above, that could cause actual results to vary can be found in GigaMedia’s 2009 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIGAMEDIA LIMITED
(Registrant)

By:	/s/ Arthur Wang
(Signature)
Name:	Arthur Wang
Title:	Chief Executive Officer and Director

Date: November 26, 2010

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